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FORM 4                                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION                  OMB APPROVAL
------                                                  WASHINGTON, D.C. 20549                      --------------------------------
                                                                                                    OMB Number:           3235-0287
[ ] Check this box if no longer              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP           Expires:       January 31, 2005
    subject to Section 16. Form 4                                                                   Estimated average burden
    or Form 5 obligations may                                                                       hours per response..........0.5
    continue. See Instruction 1(b)                                                                  --------------------------------


             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
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
1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
                                                                                                (Check all applicable)
   Winokur, Herbert S., Jr.                 Dyncorp (no ticker symbol)
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   (Last)   (First)   (Middle)           3. IRS Identifi-   4. Statement for Month/Day/Year   [X] Director  [ ] 10% Owner
                                            cation Number                                     [ ] Officer   [ ] Other
                                            of Reporting                                         (give title   (specify below)
                                            Person, if an                                         below)
                                            entity
                                            (voluntary)
   30 East Elm Street                                            3/7/03
---------------------------------------                     ------------------------------------------------------------------------
        (Street)                                            5. If Amendment, Date of         7. Individual or Joint/Group Filing
                                                               Original (Month/Day/Year)       (check applicable line)

                                                                                             [X] Form Filed by One Reporting Person
                                                                                             [ ] Form Filed by More than One
   Greenwich,  CT       06830                                                                    Reporting Person
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   (City)   (State)     (Zip)
                                        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title     2. Trans-  2A.Deemed   3.Trans-    4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   of           action     Execution  action       or Disposed of (D)                Securities       Direct (D) or       Indirect
   Security     Date       Date,if    Code         (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
   (Instr.3)               any        (Instr.8)                                      Owned Following  (Instr. 4)          Ownership
                          (Month/Day/                                                Reported                             (Instr. 4)
               (Month/     Year)                                                     Transaction(s)
               Day/Year)                                                            (Instr. 3 and 4)
                                     --------------------------------------------
                                      Code    V    Amount   (A) or (D) Price
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Common Stock,
par value $0.10
per share        1/29/03               G           5,766(1)      D      N/A           12,373               D                 N/A
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Common Stock,
par value $0.10                                                                                                              See
per share                                                                            409,773               I                 note(2)
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Common Stock
par value $0.10
per share         3/7/03               U(3)       12,373(4)      D      (5)              -0-              N/A                N/A
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Common Stock
par value $0.10
per share         3/7/03               U(3)      409,773(4)      D      (5)              -0-              N/A                N/A
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see instruction 4(b)(v).

                      Potential Persons who respond to the collection of information contained
                      In this form are not required to respond unless the form displays a currently valid OMB
                      control number.                                                                                        (Over)

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------------
1. Title of    2. Conversion  3. Transaction  3A.Deemed   4. Transaction  5. Number of
   Derivative     or Exercise    Date            Execution   Code            Derivative
   Security       Price of       (Month/Day/     Date, if    (Instr. 8)      Securities
   (Instr. 3)     Derivative     Year)           any                         Acquired (A)
                  Security                       (Mo/Dy/Yr)                  or Disposed
                                                                             of (D)
                                                                             (Instr. 3, 4,
                                                                              and 5)
                                                             --------------------------------------
                                                             Code    V     (A)          (D)
---------------------------------------------------------------------------------------------------
Common Stock      $31.50          3/7/03                     H(5)                      5,000
purchase
options
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

FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                         (Instr. 5)     Owned Follow-   Direct (D) or     (Instr. 4)
                                                             ing Reported    Indirect (I)
                                                             Transactions(s) (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                  Amount
  Date     Expir-                 or
  Exer-    ation                  Number
  cisable  Date        Title      of Shares
-----------------------------------------------------------------------------------------------------------
                                                 (6)               -0-          N/A                N/A



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

Explanation of Responses:

(1)   Mr. Winokur made four gifts aggregating 5,766 shares on January 29, 2003.

(2) 73,251.18 shares owned by Capricorn Holdings, Inc ("Capricorn Holdings"), and 336,521.82 shares owned by the Capricorn Holdings Charitable Remainder Unitrust (the "Trust"). See Note (4).

(3) Pursuant to the closing of the merger of Garden Acquisition LLC, a wholly-owned subsidiary of Computer Sciences Corporation ("CSC") with and into DynCorp, on March 7, 2003 DynCorp became a wholly-owned subsidiary of CSC. Each share of DynCorp has ceased to represent DynCorp common stock and was converted into the right to receive $ 15.00 in cash and 1.394 shares of common stock of CSC.

(4) Of the 422,146 shares to be surrendered pursuant to the merger, as reported in this statement: (i) 12,373 shares (reflecting disposition by gifts of 5,766 shares on January 29, 2003, as reported in Table I), were owned directly by Mr. Winokur, (ii) 73,251.18 shares were directly owned by Capricorn Holdings, and (iii) the remaining 336,521.82 shares were owned by the Trust. Mr. Winokur owns all of the capital stock of Capricorn Holdings and is the sole trustee of the Trust and, in such respective capacities, possessed sole voting and dispositive power over the shares held by Capricorn Holdings and the shares held by the Trust. Capricorn Holdings is the sole current beneficiary of the Trust and, as sole stockholder of Capricorn Holdings, Mr. Winokur may be deemed to have had pecuniary interest in the shares surrendered by Capricorn Holdings and an indirect pecuniary interest in the shares surrendered by the Trust.

(5)   See note (3).

(6) Pursuant to the merger, Mr. Winokur's options were cancelled in exchange for a cash payment equal to the per share value of the merger consideration minus the exercise price of his options.


                      /s/ HERBERT S. WINOKUR, JR.              3/10/03
                      -------------------------------    -------------------
                      **Signature of Reporting Person           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.